Contact

www.linkedin.com/in/ben-cloud-7245b810 (LinkedIn)
www.biodelag.com (Company)

Top Skills

Green Technology

Alternative Energy

Biofuels

Ben Cloud

Chief Executive Officer at Biodel AG Inc

Greater Phoenix Area

Summary

Biodel AG develops biological ingredients for commercial crop production with a growing emphasis in regenerative agriculture for sustainable crop production and carbon sequestration.

Biodel AG developed and manufactures Sequester, a registered brand. Sequester is a Cyanobacteria based soil amendment sold to residential/landscape; small farm; and commercial AG producers.

Sequester is used by Growers/Customers as a Microbial Cover Crop due to rapid soil aggregation, increased water holding capacity, and lower fertility requirements.

Sequester is also used by Farmland Owners for Microbial Soil Reclamation and transitioning the farming enterprise to organic/ regenerative practices and to optimize carbon sequestration for the sale of carbon credits.

For more information, go to sequester.ag

Experience

Biodel AG Inc

Chief Executive Officer

February 2020 - Present (2 years 7 months)

Greater Phoenix Area

Formerly Beem Biologics Inc (2015 thru February 2020. Developer of patented biological ingredients for the Crop Protection Industry. All products are licensed to exclusive distributors for worldwide distribution. Products are suitable for regenerative agriculture and certified organic growers.

Phyco BioSciences, Inc.

President & CEO

January 2010 - Present (12 years 8 months)

Chandler, AZ

Phyco Biosciences is an agricultural life sciences company dedicated the development of BioNutrients from algae biomass and microbial isolations.

Beem Biologics Inc
Chief Executive Officer and Co-Founder
November 2018 - February 2020 (1 year 4 months)
Maricopa, Arizona

Beem Biologics, Inc.
Co-Founder and Chief Operating Officer
July 2015 - February 2020 (4 years 8 months)
Maricopa, Arizona

A product developer and manufacturer of biological compounds for the crop protection industry. Products include biostimulants, biopesticides and biofertilizer for organic, sustainable and conventional agriculture, hydroponics, turf and landscape markets.

Yulex Corporation
General Manager, Agriculture
2012 - September 2014 (2 years)
Chandler, AZ

Yulex is an innovative producer of domestic natural rubber from the Gauyule plant, a desert shrub grown primarily in Arizona. Products derived from this source inlcude high-value wet suits with Patagonia, innovative memory foam products with Pure LatexBLISS, allergy-free dental dams with Four D Rubber and much more.   See www.yulex.com

XL Renewables, Inc.
President & COO
2007 - 2009 (2 years)

Western Agri-Group, Inc.
President & CEO
1983 - 2000 (17 years)

Diversified farming enterprise with 4,500 acres and 250 employees. Producer/packer/shipper of medjool dates, producer of cotton, grain, melons, and alfalfa. Operated neighboring tilapia fish farm 1990-1992.

Education